MORGAN, LEWIS & BOCKIUS LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110
February 10, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re:	Aquila Municipal Trust (File No. 333-235952) Registration Statement on Form N-14
Ladies and Gentlemen:
This letter is to respond to comments we received from Ms. Anu Dubey of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission regarding the proxy/registration statement on Form N-14 (the “Registration Statement”) filed by Aquila Municipal Trust (the “Registrant”) on January 17, 2020. Following are the Staff’s comments and the Registrant’s responses thereto:

Legality Opinion

1.	Comment:	The Staff noted that the form of legality opinion states that “based upon and subject to the foregoing, please be advised that it is our opinion that the Shares, when issued and sold in accordance with the Declaration, the By-Laws and the Resolutions and for the consideration described in the Agreement and Plan of Reorganization, will be validly issued, fully paid and nonassessable.” The Staff noted that it believes that the italicized statement represents an inappropriate assumption. The Staff noted that Section II.B.1.b. of the Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings issued by the Division of Corporation Finance of the Commission (October 14, 2011) states that the Staff understands the phrase “validly issued” to mean that the steps taken by the Registrant to create and issue the securities satisfied any procedural requirements of the applicable statute and any applicable provision of the Registrant’s governing documents, that the terms of the securities, and their issuance, do not violate the Registrant’s governing documents, and that the issuance has complied with any conditions on issuance in the resolution or other action approving the issuance. The Staff requested that the opinion be revised to delete the italicized statement.

Response:
The Registrant undertakes to file a revised legality opinion in a post-effective amendment to the Registration Statement prior to the issuance of any shares in connection with the reorganization contemplated by the Registration Statement which states that “based upon and subject to the foregoing, please be advised that it is our opinion that the Shares, when issued and sold in accordance with the Agreement and Plan of Reorganization, will be validly issued, fully paid and nonassessable.”  The Registrant will not issue any such Shares until the revised legality opinion has been filed.

Questions and Answers

2.	Comment:	The Staff noted that the Registrant states under “What am I being asked to vote ‘For’ at the Special Shareholder Meeting,” “How Will Your Fund’s Expenses Change as a Result of the Reorganization” and elsewhere in the N-14 that the anticipated benefits of the Reorganization include long-term costs savings. The Staff noted that the Fee Table does not show any differences between the fees and expenses of the Current Fund and the pro forma fees and expenses of the Acquiring Fund, post-reorganization. The Staff requested that the Registrant clarify in the discussion of long-term cost savings that expenses are not currently expected to change as a result of the Reorganization, to clarify the basis for any long-term cost savings, and that there is no assurance that any long-term cost savings will be achieved.

Response:
The Registrant notes that pro forma Trustee fees and expenses will be 0.01% lower for the Acquiring Fund, post reorganization.  Accordingly, the Registrant will revise the Fee Table to reflect that pro forma Other Expenses of the Acquiring Fund, post-reorganization, will be 0.01% lower than the Other Expenses of the Acquired Fund. A revised Fee Table and Expense Example are attached hereto as Exhibit A. The Registrant also will also revise the disclosure to delete references to long-term cost savings, and include a statement that it is anticipated that the Acquiring Fund’s aggregate Trustee fees and expenses, as well as the costs associated with holding Board and committee meetings, will be lower following the Reorganization.

3.	Comment:	The Staff requested that the Registrant disclose the estimated dollar amount of Reorganization costs that each of the Acquired Fund and Aquila Municipal Trust are expected to pay in connection with the Reorganization under “Who Bears the Expenses Associated with the Reorganization” and under “Expenses of the Reorganization.”

Response:
The Registrant will add disclosure explaining that it is estimated that the Acquired Fund will bear Reorganization costs of approximately $202,600 (including proxy solicitation, mailing and attestation costs), and Aquila Municipal Trust will bear Reorganization costs of approximately $75,000.

Principal Investment Strategies

4.	Comment:	The Staff requested that the Registrant confirm if the Fund invests in securities issued by Puerto Rico as a principal investment strategy and, if so, to add corresponding disclosure to the principal investment strategies and principal risks sections.

Response:	The Registrant confirms that the Fund does not invest in securities issued by Puerto Rico as a principal strategy and, accordingly, no change to the disclosure is required.

Portfolio Managers

5.	Comment:	The Staff requested that the Registrant revise the disclosure to clarify that the portfolio managers are jointly and primarily responsible for the day-to-day portfolio management of the Fund or, alternatively, to identify the portfolio manager that is primarily responsible for the day-to-day portfolio management of the Fund.

Response:	The Registrant will revise the disclosure to clarify that Mr. Christopher Johns and Mr. Timothy Iltz are jointly and primarily responsible for the day-to-day portfolio management of the Fund.

Fee Table

6.	Comment:	The Staff requested that the Registrant confirm that fees waived under the contractual fee waiver agreement described in footnote 3 to the Fee Table are not subject to recapture. The Staff requested that, if such fees waived are subject to recapture, the Registrant describe the terms of recapture and confirm that recapture is limited to three years from the date of waiver/reimbursement. The Staff requested that the Registrant also disclose that any recapture would be limited to the lesser of the expense cap in effect at the time of the waiver or the expense cap in effect at the time of recapture. The Staff noted that if the Manager has the right to recover from the Successor Fund amounts waived with respect to the Current Fund, the Staff may have additional comments.

Response:	The Registrant confirms that fees waived under the contractual fee waiver agreement described in footnote 3 to the Fee Table are not subject to recapture.

7.	Comment:	The Staff noted that the Registrant includes a separate line item for Acquired Fund Fees and Expenses in the Fee Table and requested that the Registrant confirm if the Fund invests in other investment companies is a principal investment strategy and, if so, to add corresponding disclosure to the principal investment strategies and principal risks sections.

Response:	The Registrant confirms that the Fund does not invest in other investment companies as a principal investment strategy and, accordingly, no change to the disclosure is required.

Capitalization Table

8.	Comment:	The Staff requested that the Registrant include pro forma adjustments to shares outstanding, if any, in the Capitalization Table.

Response:	The Registrant will include pro forma adjustments to shares outstanding, if any, in the Capitalization Table.

Adjournments

9.	Comment:	The Staff requested that the Registrant delete the statement that if sufficient votes “For” a proposal have not been received, the persons named as proxies may propose an adjournment of the Meeting with respect to such proposal, or include a separate proposal asking shareholders for approval to adjourn the meeting to solicit additional votes. The Staff also requested that the Registrant delete the statement that broker non-votes may, at the discretion of the proxies named therein, be voted in favor of adjournment, or explain the authority for such statement.

Response:
The Registrant will replace the disclosure referenced by the Staff with a statement that the person presiding at the Meeting may adjourn the Meeting with respect to one or more matters to be considered at the Meeting, whether or not a quorum is present with respect to such matter, and the Meeting may be held as adjourned without further notice.

Purchases and Redemptions of Fund Shares

10.	Comment:	The Staff noted that the price an investor will pay is based on the NAV next determined after the investor’s purchase order is received in proper form and that shares will be redeemed at the next NAV determined after the investor’s redemption request has been received in proper form. The Staff requested that the Registrant add disclosure to explain what is meant by receipt in proper form.

Response:
The Registrant will add disclosure to clarify that when an investor buys, exchanges or redeems shares, the shareholder must have provided the following information, without which the request may not be processed:

•	Account name(s)
•	Account number
•	Dollar amount or number of shares being bought, exchanged or redeemed
•	In the case of a redemption, payment instructions
•	For redemptions using the Regular Redemption Method, signature(s) of the registered shareholder(s)
•
A Medallion signature guarantee.  If sufficient documentation is on file, a Medallion signature guarantee is not required for redemptions of shares up to $50,000, payable to the record holder, and sent to the address of record. In all other cases, signatures must be guaranteed.  Acceptable Medallion signature guarantees may be obtained from banks or brokerage firms that are members of either the Securities Transfer Association Medallion Signature Program (“STAMP”), the New York Stock Exchange Medallion Signature Program (“MSP”), or the Stock Exchange Medallion Program (“SEMP”).

11.	Comment:	The Staff noted that the Registrant states that the Fund may delay payment for redemption of shares recently purchased by Automatic Investment or Telephone Investment for up to 10 business days after purchase and requested that the Registrant explain how such practice is consistent with Section 22(e) of the 1940 Act.

Response:	The Registrant will delete the disclosure referenced by the Staff.

12.	Comment:	The Staff requested that the Registrant consider adding disclosure to explain how securities used to pay in-kind redemptions are selected (i.e., pro rata).

Response:	The Registrant will add disclosure stating that if the Fund redeems in kind, it generally will deliver a proportionate share of the portfolio securities owned by the Fund.

13.	Comment:	The Staff noted that the Registrant states under “Reduced Sales Charges for Certain Purchases of Class A Shares” that Class A Shares may be purchased without a sales charge by investors who purchase shares through a self-directed brokerage account program offered by a financial intermediary that has entered into an agreement with the Fund’s Distributor. The Staff requested that the Registrant identify by name each intermediary with whom the Fund has an agreement.

Response:
The Registrant will add disclosure to clarify that, as of December 31, 2019, the Fund has entered into such an agreement with each of Merrill Lynch and Morgan Stanley Smith Barney, as disclosed in the Registration Statement under “Broker Defined Sales Charges.”

Statement of Additional Information

14.	Comment:	The Staff requested that the Registrant confirm in its response that the Fund will look through a private activity municipal debt security whose principal and interest payments come principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated for purposes of the Fund’s concentration policy.

Response:
The Registrant notes that the Fund does not generally invest in private activity municipal securities.  To the extent that the Fund invests in private activity municipal debt securities, the Registrant confirms that, to the extent practicable, the Fund will look through a private activity municipal debt security whose principal and interest payments come principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated for purposes of the Fund’s concentration policy.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

Exhibit A
The Funds’ Fees and Expenses.  Shareholders of the Current Fund and the Successor Fund pay various fees and expenses, either directly or indirectly.  The tables below show the fees and expenses that you would pay if you were to buy and hold shares of the Current Fund or the Successor Fund.  The expenses in the tables appearing below for the Current Fund are based on the expenses of the Current Fund for the twelve-month period ended September 30, 2019.  The Successor Fund is a newly organized fund that will commence operations upon consummation of the proposed Reorganization and, as such, has no performance history. Therefore, the Fees and Expenses for the Successor Fund have been estimated using the Successor Fund’s proposed fees and estimated expenses assuming the Reorganization occurred on September 30, 2019.  The tables also show pro forma expenses after giving effect to the Reorganization based on pro forma net assets as of September 30, 2019.
	Current Aquila Tax-Free Trust of Oregon	Successor Aquila Tax-Free Trust of Oregon	Aquila Tax-Free Trust of Oregon (Pro Forma)	Current Aquila Tax-Free Trust of Oregon	Successor Aquila Tax-Free Trust of Oregon	Aquila Tax-Free Trust of Oregon (Pro Forma)
	Class A Shares	Class AShares	Class AShares	Class C Shares	Class C Shares	Class C Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.00%	4.00%	4.00%	None	None	None
Maximum deferred sales charge (load) (as a percentage of the lesser of redemption value or purchase price)	None(1)	None(1)	None(1)	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution (12b-1) Fees	0.15%	0.15%	0.15%	1.00%	1.00%	1.00%
Other Expenses(2)	0.23%	0.22%	0.22%	0.23%	0.22%	0.22%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	0.79%	0.78%	0.78%	1.64%	1.63%	1.63%
Total Fee Waivers and Reimbursement(3)	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements(3)	0.78%	0.77%	0.77%	1.63%	1.62%	1.62%

	Current Aquila Tax-Free Trust of Oregon	Successor Aquila Tax-Free Trust of Oregon	Aquila Tax-Free Trust of Oregon (Pro Forma)	Current Aquila Tax-Free Trust of Oregon	Successor Aquila Tax-Free Trust of Oregon	Aquila Tax-Free Trust of Oregon (Pro Forma)
	Class FShares	Class FShares	Class F Shares	Class Y Shares	Class Y Shares	Class Y Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None	None	None	None	None
Maximum deferred sales charge (load) (as a percentage of the lesser of redemption value or purchase price)	None	None	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution (12b-1) Fees	None	None	None	None	None	None
Other Expenses(2)	0.21%	0.20%	0.20%	0.23%	0.22%	0.22%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	0.62%	0.61%	0.61%	0.64%	0.63%	0.63%
Total Fee Waivers and Reimbursement(3)	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements(3)	0.61%	0.60%	0.60%	0.63%	0.62%	0.62%

(1)
Shareholders who purchase $250,000 or more of Class A Shares do not pay an initial front-end sales charge but may pay a contingent deferred sales charge of up to 0.50 of 1% for redemptions within one year of purchase and up to 0.25 of 1% for redemptions during the second year after purchase.

(2)	Restated to reflect current fees.
(3)
The Manager has contractually undertaken to waive its fees to the extent necessary so that the annual management fee rate is equivalent to 0.40 of 1% of net assets of the Fund up to $400,000,000; 0.38 of 1% of net assets above $400,000,000 up to $1,000,000,000; and 0.36 of 1% of net assets above $1,000,000,000.  This contractual undertaking is in effect until September 30, 2021.   Prior to September 30, 2021, the Manager may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example.  This Example is intended to help you compare the cost of investing in each Fund.  The Example assumes that you invest $10,000 in each Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year, and that each Fund’s operating expenses remain the same (except that the Example incorporates the applicable expense limitation arrangement for only the first year).  Six years after the date of purchase, Class C Shares automatically convert to Class A Shares. Pro forma expenses are included assuming a Reorganization of the Funds.  The examples are for comparison purposes only and are not a representation of either Fund’s actual expenses or returns, either past or future.

	Current Aquila Tax-Free Trust of Oregon	Successor Aquila Tax-Free Trust of Oregon	Aquila Tax-Free Trust of Oregon (Pro Forma)
Class A
Year 1	$477	$476	$476
Year 3	$642	$639	$639
Year 5	$821	$816	$816
Year 10	$1,339	$1,327	$1,327
Class C – Assuming complete redemption at end of period
Year 1	$267	$266	$266
Year 3	$517	$514	$514
Year 5	$892	$887	$887
Year 10	$1,507	$1,496	$1,496
Class C – Assuming no redemption
Year 1	$167	$166	$166
Year 3	$517	$514	$514
Year 5	$892	$887	$887
Year 10	$1,507	$1,496	$1,496
Class F
Year 1	$63	$62	$62
Year 3	$199	$195	$195
Year 5	$346	$340	$340
Year 10	$774	$762	$762
Class Y
Year 1	$65	$64	$64
Year 3	$205	$202	$202
Year 5	$357	$351	$351
Year 10	$798	$786	$786